SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 5

North American Palladium, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656912102

(CUSIP Number)

H. Steven Walton

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, OK 74103-5010

(918) 583-9922

(918) 583-8251 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2008

(Date of Event Which Required Filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box  ☐.

CUSIP No. 656912102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

Kaiser-Francis Oil Co. I.R.S. ID. #73-1006655
(2)	Check the Appropriate Box if a Member of a Group (See instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See instructions)

OO; WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power

39,534,806
(8) Shared Voting Power

None
(9) Sole Dispositive Power

39,534,806
(10) Shared Dispositive Power

None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

39,534,806
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

46.6%
(14)	Type of Reporting Person (See instructions)

CO

SCHEDULE 13D

Filed by Kaiser Francis Oil Company

In Connection with Transactions in the

Shares of North American Palladium, Ltd.

Pursuant to SEC Rule 13d-2, Kaiser Francis Oil Company, a Delaware corporation (“Kaiser Francis”), is filing this Amendment No. 5 to its Report on Schedule 13D to report the closing of a recent transaction the effect of which was to change its beneficial ownership of shares of the common stock (“Common Shares”) of North American Palladium, Ltd. (“North American” or the “Company”). Items in Kaiser Francis’ Schedule 13D (as amended by its Amendment Nos. 1, 2, 3 and 4) that are unchanged are excluded from this Amendment.

This amendment supplements, but does not alter, the earlier disclosures made by Kaiser Francis on its Schedule 13D with respect to North American (the “Schedule 13D”) or Amendment No. thereto (“Amendment Nos. 1, 2, 3 and 4”). Capitalized terms used in this Amendment and not otherwise defined are used as defined in the Schedule 13D and Amendment Nos. 1, 2, 3 and 4.

Item 3.	Source or Amount of Funds or Other Consideration.

Since the date of Amendment No. 4 to this Schedule 13D, Kaiser Francis has purchased 700,000 newly issued shares of Common Shares and 350,000 warrants for total consideration of $2,800,000. This purchase was a result of Kaiser Francis electing to exercise a pre-existing right to participate in additional equity sales, which right became operable when the underwriters for a recently completed public offering by North American exercised their over-allotment option to purchase additional Common Shares. The terms of the pre-existing right have previously been filed or incorporated by reference as a part of this Schedule 13D.

Item 4.	Purpose of Transaction.

Kaiser-Francis incorporates by this reference its answer to Item 3 above.

Item 5.	Interest in Securities of the Issuer.

Kaiser-Francis holds 46.6% of North American Common Shares (assuming the exercise of all warrants and the conversion of all payments of interest or amortization of principal on the Convertible Notes in accordance with the Commission’s rules promulgated under Section 13(d) of the Exchange Act), consisting of 39,534,806 shares of which Kaiser-Francis has potential sole voting power and sole dispositive power.

Excluding unexercised warrants and unconverted payments on the Convertible Notes, Kaiser-Francis holds 42.4% of North American Common Shares, consisting of 33,309,657 shares of which Kaiser-Francis has sole voting power and sole dispositive power.

With respect to purchases or receipts of shares of Common Stock since Amendment No. 4 to this 13-D, Kaiser-Francis incorporates its answer to Item 3 above into this Item 5 by this reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships.

No changes.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:	/s/ Ken Kinnear
Ken Kinnear,
Vice President and Treasurer